Exhibit 7

FOR IMMEDIATE RELEASE	7 JULY 2016

WPP PLC (“WPP”)

Conexance, a French database marketing services company, joins WPP

WPP announces that it has acquired Conexance MD, SAS (“Conexance”), operator of the leading data co-operative covering consumer transactions in France.

Conexance is a database marketing company and a leader in providing proprietary statistical modeling to identify consumer behaviours and attributes that are strong predictors of future purchases. Conexance’s solutions provide improved performance for customer prospecting as well as building customer loyalty both online and offline. Conexance’s data cooperative offers more than 25 million individual household buyers and 32 million digital profiles qualified by one billion business transactions from more than 500 data-contributing retailers and merchants.

Conexance is based in Lille and Paris and employs about 40 people. Unaudited revenues for the year ended 31 December 2015 were €5.9 million, with gross assets of €5.4 million as at the same date. Following acquisition, Conexance will work closely with WPP’s Data Alliance companies Wunderman, Kantar and GroupM.

As a result of the UK’s referendum decision to leave the European Union, WPP will place an even greater emphasis on growth in Western Continental Europe, which includes four of the Group’s top 10 markets worldwide: Germany, France, Italy and Spain. This acquisition expands WPPs digital offer in France and beyond. WPP digital revenues were over US$7 billion in 2015, representing over 37% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years. In France, WPP companies, including associates, generate revenues of over US$700 million and employ around 5,000 people.

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204
Chris Wade, WPP